SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis defends its intellectual property rights as US court issues order prohibiting Teva from selling a generic version of Lotrel

•                  Novartis has a valid US patent for Lotrel – a single-tablet combination therapy for high blood pressure — until December 2017

•                  Temporary restraining order granted on May 19 after Teva received FDA approval for its generic version on May 18 and began shipments despite valid Novartis patent

•                  Court order prohibits Teva from manufacturing or selling generic version of Lotrel and prohibits any further commercial activities until May 21 hearing

•                  Novartis to continue enforcing its intellectual property rights for Lotrel

Basel, May 21, 2007 – A federal district court judge in the United States has issued a temporary restraining order requested by Novartis that prohibits Teva Pharmaceuticals until further notice from launching a generic version of the high blood pressure medicine Lotrel®. in the US.

Novartis made the request on May 19, a day after Teva received final US Food and Drug Administration (FDA) approval for its generic version and began shipments to customers despite Novartis still having a valid US patent for Lotrel that does not expire until December 2017. The US approval does not mitigate Teva’s patent infringement in launching a generic version.

A hearing has been set for May 21 in the US District Court for the District of New Jersey to review this temporary restraining order and proceedings in the ongoing patent infringement litigation between the two companies. A trial date has not been set.

The restraining order specifically required Teva to stop manufacturing, using, selling or offering to sell a generic version of Lotrel until further order. Teva was also told to immediately notify its customers of the court order.

Novartis filed a patent infringement lawsuit in a US district court in New Jersey against Teva in September 2004 after Teva sought approval from the US Food and Drug Administration to market a generic version of Lotrel. The patent for Lotrel (No. 6162802) covers, among other aspects, a pharmaceutical composition of amlodipine besylate and benazepril hydrochloride. Both of these active ingredients no longer have patent protection in the US.

Novartis will continue to vigorously defend its intellectual property rights, including the validity of the Lotrel patent, against any generic challengers.

Lotrel is a leading high blood pressure medicine sold only in the US that combines in a single tablet the angiotensin converting enzyme (ACE) inhibitor benazepril hydrochloride and the calcium channel blocker (CCB) amlodipine besylate.

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as “to continue”, “will continue”, or similar expressions, or by express or implied discussions regarding the patent life of Lotrel, the potential for the continued maintenance of the injunction imposed against Teva, the potential for Novartis to succeed in the underlying litigation against Teva, and potential future revenue to be earned from Lotrel. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis will be successful in its efforts to defend its Lotrel patent, or that the court will continue to impose an injunction against the marketing of a generic version of Lotrel by Teva, or that Novartis will ultimately succeed in its litigation against Teva. Neither can there be any guarantees that Lotrel will achieve or maintain any particular sales levels in the future. In particular, management’s expectations regarding Lotrel could be affected by, among other things, the uncertainties involved in US patent law and the US litigation process; the company’s ability to maintain patent or other proprietary intellectual property protection; increased government, industry, and general public pricing pressures; competition in general; unexpected regulatory actions or delays or government regulation generally; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)

john.gilardi@novartis.com

Sherry Pudloski
Novartis Pharmaceuticals Corporation
+1 862 778 1271 (direct)
+1 917 620 4446 (mobile)
sherry.pudloski@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 21, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting